Exhibit 4.16.1

Level 7, 151 Macquarie Street Sydney NSW 2000 Australia

Ms Deanne Miller

General Counsel & Company Secretary

Prima BioMed Limited

Dear Deanne

Variation to Executive Employment Agreement dated 13 October 2012 (“Agreement”)

Further to our recent discussions, Prima BioMed Limited (“Prima”) agrees to vary your Agreement as set out in the attached Schedule.

This variation is effective from Friday 1 February 2013, with your increased Remuneration (from going from 3 days to 5 days per week) backdated to this date. Your new Remuneration will start being paid to you from the next payroll run, with any back pay backdated to 1 February 2013 paid on this day as well.

All other terms and conditions of your Agreement remain the same.

Please indicate your acceptance of this variation by signing (in duplicate) this letter and returning one executed copy to me.

Prima looks forward to your ongoing assistance.

Yours faithfully,

/s/ Matthew Lehman

Matthew Lehman

Chief Executive Officer

Prima BioMed Ltd

I accept the variation to the Agreement

/s/ Deanne Miller
Deanne Miller

Schedule

Agreed amendments to Agreement:

Clause	Agreed Amendment

4(e)

Delete existing clause. Insert a new clause as follows:

“The Executive’s normal hours of work will be from 9.00 am to 5.30 pm Monday to Friday together with such reasonable additional hours outside these hours, including at weekends or during holidays, as are reasonably necessary for the proper performance of the Executive’s duties. The Executive will not be entitled to additional remuneration for work performed outside the Executive’s normal working hours.”

5(a)	Delete the words “(pro rata for part-time hours)”.